UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Total Addressable Market

The new and developing electric vertical and take-off and landing (“eVTOL”) aircraft market has been made possible by a convergence of innovation across battery technology, lightweight materials, sensors, and computing power and propulsion technology. As of 2021, Morgan Stanley has projected that the eVTOL aircraft market could represent $255 billion (in the base case) in revenues by 2035 and $1.0 trillion (in the base case) by 2040. Morgan Stanley further projects that the eVTOL aircraft market could represent almost $4.5 trillion in revenues in the bull case by 2040. According to our internal projections, we estimate that by 2035 there will be 42,000 eVTOL aircraft in operation globally, with the European market expected to account for demand of around 9,200 eVTOL aircraft through 2035, based upon, among other factors, industry publications and related projections, historical growth rates of the automotive, aviation and rail transportation segments, the proportions of the foregoing segments that involve trips of less than 250 km and other market research performed by Lilium N.V. (“Lilium”). By 2035, Lilium estimates the total global demand for eVTOL aircraft could be in the range of 5,000 to 10,000 aircraft annually.

Related Party Transactions

Commencing in December 2023, Lilium has engaged Seabury Securities (UK) Limited and Seabury Capital Management LLC (collectively, “Seabury”) for the provision of financial advisory services with a focus on developing strategic relationships in the Middle East, subject to customary terms and conditions for an engagement of this nature (the “Engagement”). Our director, Henri Courpron, is vice chairman of Seabury Aviation Partners, an affiliate of Seabury, which provides airline advisory and investment banking services. The Engagement will continue until December 1, 2024. Seabury will be entitled to receive customary retainer fees and success fees upon the closing of qualifying transactions.

Incorporation by Reference

The content of this Report on Form 6-K is hereby incorporated by reference into Lilium’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), February 3, 2023 (File No. 333-269568), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333- 267718 and 333-267719), and Lilium’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding the markets and industry in which Lilium and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, including Lilium’s internal projections and estimates with respect to the potential demand for eVTOL aircraft in Europe and globally in the future. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties that are subject to change at any time. Lilium’s projections and estimates regarding future eVTOL aircraft demand are based upon industry publications and related projections, historical growth rates of the automotive, aviation and rail transportation segments, the proportions of the foregoing segments that involve trips of less than 250 km and other market research. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibit attached include, without limitation, those risks and uncertainties discussed in Lilium’s filings with the SEC, including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 24, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director